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                            November 3, 2020

       Christopher Richards
       Chief Financial Officer
       SILVER BULL RESOURCES, INC.
       777 Dunsmuir Street
       Suite 1610
       Vancouver, British Columbia V7Y 1K4

                                                        Re: SILVER BULL
RESOURCES, INC.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 23,
2020
                                                            File No. 001-33125

       Dear Mr. Richards:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement Filed October 23, 2020

       About the Special Meeting
       Why is the Company seeking approval to increase the number of authorized shares of Silver Bull common stock?, page 5

   1. We note that the proposed increase in the number of authorized shares is materially related to an option
agreement dated as of August 12, 2020 and would enable the
                                                        Company to issue shares
pursuant to such agreement, disclosed in a Form 8-K filed on
                                                        August 18, 2020.
However, it does not appear that you have included the option agreement as an exhibit
nor filed the option agreement as an exhibit to the Form 8-K in accordance with Item
1.01 of Form 8-K. Please amend your proxy statement to include the option agreement as
an exhibit.
 Christopher Richards
SILVER BULL RESOURCES, INC.
November 3, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameChristopher Richards
                                                          Division of
Corporation Finance
Comapany NameSILVER BULL RESOURCES, INC.
                                                          Office of Energy &
Transportation
November 3, 2020 Page 2
cc:       Brian Boonstra
FirstName LastName